

July 8, 2021

James C. Ryan, III
Chairman and Chief Executive Officer
Old National Bancorp
One Main Street
Evansville, Indiana 47708

>   **Re: Old National Bancorp**
>   **Registration Statement on Form S-4**
>   **Filed June 30, 2021**
>   **File No. 333-257536**

Dear Mr. Ryan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julia Griffith at 202-551-3267 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance